UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240-d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

G45667105

(CUSIP Number)

Changli Wang

37 Kaki BT View, Kaki Bukit Tech Park 2, Singapore 415967

+65 6777 0950

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2016

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Changli Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,812,452*
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	1,812,452*
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,452*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%**
14.	TYPE OF REPORTING PERSON IN

* Consists of 449,510 ordinary shares held through Billion Bright International Limited and 1,362,942 ordinary shares held through Excellent Link Enterprises Limited. The foregoing entities are both British Virgin Islands entities that are wholly-owned and controlled by Mr. Wang and thus Mr. Wang may be deemed to be a beneficial ownership of theses shares.

** Based on 59,803,599 ordinary shares outstanding as of the date of this Amendment No.1.

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1.	NAMES OF REPORTING PERSONS Billion Bright International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	449,510 *
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	449,510 *
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,510 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%**
14.	TYPE OF REPORTING PERSON CO

* Billion Bright International Limited is wholly owned and controlled by Changli Wang and thus Mr. Wang may be deemed to be a beneficial ownership of these shares.

** Based on 59,803,599 ordinary shares outstanding as of the date of this Amendment No.1.

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1.	NAMES OF REPORTING PERSONS Excellent Link Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,362,942 *
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	1,362,942 *
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,942*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%**
14.	TYPE OF REPORTING PERSON CO

* Excellent Link Enterprises Limited is wholly owned and controlled by Changli Wang and thus Mr. Wang may be deemed to be a beneficial ownership of these shares.

** Based on 59,803,599 ordinary shares outstanding as of the date of this Amendment No.1.

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This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the ordinary shares, par value $0.001 per share (the "Ordinary Shares"), of Hollysys Automation Technology Ltd., a British Virgin Islands company (the "Company").

This Amendment No. 1 is being jointly filed by Changli Wang, Billion Bright International Limited and Excellent Link Enterprises Limited (the "Reporting Persons") to amend and supplement the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on June 27, 2008 (the "Schedule 13D"). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 1. Security and Issuer.

The name of the issuer is Hollysys Automation Technology Ltd., a British Virgin Islands company (the “Company”), which has its principal executive offices at No.2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, People's Republic of China, 100176. This statement relates to the Company’s ordinary shares, par value $0.001 per share (“Ordinary Shares”).

Item 2. Identity and Background.

(a)       The Reporting Persons are Changli Wang, Billion Bright International Limited and Excellent Link Enterprises Limited. Both Billion Bright International Limited and Excellent Link Enterprises Limited are companies incorporated under the laws of the British Virgin Islands and wholly owned and controlled by Mr. Wang.

(b)       The business address of each of the Reporting Persons is 37 Kaki BT View, Kaki Bukit Tech Park 2, Singapore 415967.

(c)       The principal business of Billion Bright International Limited and Excellent Link Enterprises Limited is to make investments in China related companies. Mr. Wang is the sole director and shareholder of each of Billion Bright International Limited and Excellent Link Enterprises Limited.

d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)       Changli Wang is a citizen of Singapore.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 12, 2016, Mr. Changli Wang, the then sole shareholder of Ace Lead Profits Limited, sold and transferred one share of Ace Lead Profits Limited, representing all of the issued and outstanding share of Ace Lead Profits Limited to Mr. Baiqing Shao for $1. Ace Lead Profits Limited directly owns 4,144,223 ordinary shares of the Company.

On the same date, Mr. Wang, the then sold shareholder of Golden Result Enterprises Limited, sold and transferred one share of Golden Result Enterprises Limited, representing all of the issued and outstanding share of Golden Result Enterprises Limited to Mr. Jianfeng He for $1. Golden Result Enterprises Limited directly owns 681,471 ordinary shares of the Company.

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Item 5. Interest in Securities of the Issuer.

(a) – (b) As of the date of this Amendment No. 1, Billion Bright International Limited directly owns 449,510 Ordinary Shares and Excellent Link Enterprises Limited directly owns 1,362,942 Ordinary Shares, representing 0.7% and 2.3%, respectively, of outstanding shares of the Company. Both Billion Bright International Limited and Excellent Link Enterprises Limited are wholly-owned by Mr. Wang and accordingly Mr. Wang may be deemed to be a beneficial owner of the shares of the Company held by these two entities.

(c)       Except for the transactions as described in Item 3 above, the Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d)       Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities of the Company.

(e)       As a result of the transaction described in Item 3 above, on August 12, 2016, Mr. Wang ceased to be a beneficial ownership of more than five present of Ordinary Shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the beginning thereof:

The contents of Items 3 above are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
10.3	Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2016

Billion Bright International Limited

By:	/s/ Changli Wang
Changli Wang
Director

Excellent Link Enterprises Limited

By:	Changli Wang
Changli Wang
Director

/s/ Changli Wang
Changli Wang

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